UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No.  )
PHOTOWORKS, INC.
(Name of Subject Company)
PhotoWorks, Inc.
(Names of Person(s) Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
71940B 20 8
(CUSIP Number of Class of Securities)
PhotoWorks, Inc.
71 Columbia Street
Seattle, Washington 98104
Attention: Andrew Wood, Chief Executive Officer
(206) 281-1390
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:
Exhibit A — Exhibit A is a joint press release dated as of November 28, 2007, relating to the proposed acquisition of PhotoWorks, Inc. (“PhotoWorks”) by AG.com, Inc.
Exhibit B — Exhibit B is a letter from the Chief Executive Officer of PhotoWorks distributed to PhotoWorks employees on November 28, 2007.

Exhibit A
AMERICAN GREETINGS TO ACQUIRE PHOTOWORKS, INC.
CLEVELAND, OHIO and SEATTLE, WASHINGTON (November 28, 2007) — American Greetings Corporation (NYSE: AM) and PhotoWorks, Inc. (OTCBB: PHTW) today announced they have entered into an agreement whereby American Greetings, through a wholly owned subsidiary, will acquire PhotoWorks for approximately $26.5 million. Under the terms of the agreement, American Greetings will make a cash tender offer to acquire all outstanding common shares of PhotoWorks at a price of 59.5 cents per share. The tender offer will be followed by a merger in which the holders of the outstanding common shares of PhotoWorks not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest. American Greetings is expected to launch the tender offer shortly, and the merger is expected to close in late January 2008.
The Board of Directors of PhotoWorks has unanimously recommended that shareholders of PhotoWorks accept the offer. Certain shareholders of PhotoWorks have already signed agreements by which they agreed to tender all of their shares in the tender offer. The shares held by such shareholders represent 44.5% of the total shares of PhotoWorks currently outstanding.
PhotoWorks is a leading online photo sharing and personal publishing company that allows consumers to use their digital images to create quality photo-personalized products like greeting cards, calendars, online photo albums and photo books. PhotoWorks offers consumers new, creative, and refreshing ways to connect and express themselves privately with friends and family, and publicly within communities of similar interest.
Zev Weiss, Chief Executive Officer of American Greetings said, “The acquisition of PhotoWorks positions us for a comprehensive photo strategy, bringing together both digital and physical products. We are taking advantage of the opportunity to establish a leadership position in this growing channel of the social expression industry.”
Josef Mandelbaum, Chief Executive Officer of AG Interactive, one of American Greetings’ segments, stated, “Our previous acquisition of Webshots provided a strong entrée into the online photo sharing space, a significant number of unique visitors, and a scalable platform. Now, PhotoWorks provides a strong integrated supply chain platform to provide customers the ability to create unique, high quality physical products with their own photos. This further positions us to provide a full social expression photo solution to our consumers.”
Andy Wood, President and Chief Executive Officer of PhotoWorks said, “PhotoWorks is thrilled to be a part of this important step forward for American Greetings. We are excited to build and provide a compelling online experience for consumers in cooperation with one of the world’s leading greeting card and social expression companies. I am confident that combining these companies’ content and relationships will result in a more appealing site with truly unique products for all of our consumers.”
Weiss added, “At this time, the transaction is expected to have a minimal impact to fiscal 2008 earnings.”

About American Greetings Corporation
American Greetings Corporation (NYSE: AM) is one of the world’s largest manufacturers of social expression products. Along with greeting cards, its product lines include gift wrap, party goods, stationery, calendars, ornaments and electronic greetings. Located in Cleveland, Ohio, American Greetings generates annual revenue of approximately $1.7 billion. For more information on the Company, visit http://corporate.americangreetings.com.
About PhotoWorks
PhotoWorks(R), Inc. is an Internet-based personal publishing company and photography community. The company’s web-based services allow PC and Mac users to share and store their digital photos, host personalized My Share Web pages, sell one-of-a-kind products through My Storefront, join photo communities, and create hardbound photo books, customized greeting cards, calendars, prints and other photography-sourced products. Formerly known as Seattle Film Works, PhotoWorks has a 30-year national heritage of helping photographers share and preserve their memories with innovative and inspiring products and services. More information on the Company is available at www.photoworks.com.
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Important Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding common shares of PhotoWorks, Inc. (“PhotoWorks”) described in this press release has not commenced. At the time the expected tender offer is commenced, American Greetings Corporation (“American Greetings”), or a wholly owned subsidiary of American Greetings will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and PhotoWorks will file a solicitation/recommendation statement with respect to the tender offer. Investors and PhotoWorks’ shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of PhotoWorks at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.
Certain statements in this release may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of the proposed acquisition and future operating or financial performance of American Greetings. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. With respect to the proposed acquisition, these risks and uncertainties include, but are not limited to:
•	the ability to successfully complete the proposed acquisition on a timely basis;

•	the ability to achieve the desired benefits associated with the proposed acquisition.
With respect to future operating and financial performance of American Greetings, these risks and uncertainties include, but are not limited to:
•	retail consolidations, acquisitions and bankruptcies, including the possibility of resulting adverse changes to retail contract terms;

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•	the ability of American Greetings to successfully implement its strategy to invest in its core greeting card business;

•	the timing and impact of investments in new retail or product strategies as well as new product introductions and achieving the desired benefits from those investments;

•	the timing and impact of converting customers to a scan-based trading model;

•	the ability to execute share repurchase programs or the ability to achieve the desired accretive effect from such repurchases;

•	the ability of American Greetings to successfully complete, or achieve the desired benefits associated with, dispositions;

•	a weak retail environment;

•	consumer acceptance of products as priced and marketed;

•	the impact of technology on core product sales;

•	competitive terms of sale offered to customers;

•	successful implementation of supply chain improvements and achievement of projected cost savings from those improvements;

•	increases in the cost of material, energy, freight, and other production costs;

•	the ability of American Greetings to comply with its debt covenants;

•	fluctuations in the value of currencies in major areas where the American Greetings operates, including the U.S. Dollar, Euro, U.K. Pound Sterling, and Canadian Dollar;

•	escalation in the cost of providing employee health care;

•	successful integration of acquisitions; and

•	the outcome of any legal claims known or unknown.
Risks pertaining specifically to AG Interactive include the viability of online advertising, subscriptions as revenue generators and the public’s acceptance of online greetings and other social expression products.
In addition, this release contains time-sensitive information that reflects management’s best analysis as of the date of this release. American Greetings does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in American Greetings’ and PhotoWorks’ periodic filings with the SEC, including the “Risk Factors” section of American Greetings’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and the “Risk Factors” section of PhotoWorks’ Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006.

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CONTACT:
Gregory M. Steinberg
Treasurer and Director of Investor Relations
American Greetings Corporation
216-252-4864
investor.relations@amgreetings.com
Genesa Garbarino
PhotoWorks, Inc.
206-281-1397
genesa@photoworks.com

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EXHIBIT B
Below is the text of a letter distributed to PhotoWorks employees on November 28, 2007:
November 28, 2007
Dear PhotoWorks Colleagues,
We have announced today our plans to be acquired by American Greetings through a cash tender offer for outstanding shares of PhotoWorks followed by a merger at a price of approximately $26.5 million, or 59.5 cents/share. We are very excited about the opportunities that lay ahead for us as we partner with American Greetings to continue to deliver high quality photo sharing and personal publishing by helping customers connect and express themselves.
I’m sure you have lots of questions about American Greetings and what this change will mean to you. Details are continuing to be worked out and we will be able to provide more information in the near future. The transaction is expected to close in January, 2008.
We will be looking at how we integrate the Webshots service, which American Greetings recently purchased, with the PhotoWorks service to deliver the best photo sharing and publishing experience online. We are planning on keeping the Seattle office open, but will be integrating with operations in Cleveland to leverage the American Greetings expertise and scale.
Existing benefits such as health care and 401K and other incentives will be integrated into the American Greetings benefit, health and incentive plans once the transaction is fully complete. I encourage you to visit their corporate website to learn more about the company. http://corporate.americangreetings.com/
We will share more details with you as we have them. But in the meantime, let’s all continue to focus on the holiday season and serving our customers.
Yours sincerely,
/s/ Andy Wood
Andy Wood

Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of PhotoWorks, Inc. (“PhotoWorks”) described in this communication, has not commenced. At the time the expected tender offer is commenced, American Greetings Corporation (“American Greetings”). or a wholly owned subsidiary of American Greetings will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and PhotoWorks will file a solicitation/recommendation statement with respect to the tender offer. Investors and PhotoWorks shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.
The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of PhotoWorks at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.